VIA EDGAR

September 18, 2025

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Frank Knapp
Shannon Menjivar Benjamin Holt
Pam Howell

Re:	International Endeavors Corporation
Amendment No. 2 to Registration Statement on Form 10-12G Filed August 12, 2025
File No. 000-55649

Ladies and Gentlemen:

On behalf of International Endeavors Corporation (the “Company,” “we,” “our,” or “us”), we submit this letter in response to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated August 21, 2025 (the “Comment Letter”) with respect to the Amendment No. 2 to the Registration Statement on Form 10-12G filed with the Commission on August 12, 2025 (the “Amendment No. 2”) through EDGAR.

For your convenience, we have repeated each of the Staff’s comments below in bold text, followed by the Company’s responses. We have included page references in the Amendment No. 2 where the language addressing a particular comment appears. Capitalized terms used but not defined herein have the meanings set forth in the Amendment No. 2.

The Company has revised the Amendment No. 2 in response to the Staff’s comments and is concurrently submitting the Amendment No. 3 to the Registration Statement on Form 10-12G (the “Amendment No. 3”) with this letter, which reflects these revisions and updates and clarifies certain other information.

Amendment No. 2 to Registration Statement on Form 1012G filed August 12, 2025

Executive Compensation, page 60

1.	We note the revisions made in response to prior comment 8 and we reissue. We note the disclosure on page 58 regarding base salaries and the disclosure on page 59 that you have agreed to pay Messrs. Fu and Au-Yeung a monthly fee of HK$20,000 (approximately $2,564) and HK$10,000 (approximately $1,282) for their services as directors. However, the summary compensation table does not to reflect any base salaries. Please reconcile. In addition, the compensation paid for services as directors does not appear to reflect the full payment for the year ended December 31, 2024, and only appears to reflect two months. Please revise to provide the information required by Item 402 of Regulation S-K or advise. In this regard, this would also include compensation paid as officers and directors of Modulink, the predecessor.

Response: The Company acknowledges the Staff’s comment and has revised pages 60 and 61 accordingly.

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Index to Consolidated Financial Statements, page F-1

2.	We note your response to prior comment 12. Please address the following:

•	We note your determination that MIL is the accounting acquirer and ongoing operating business, and thus the predecessor for financial reporting purposes. Please provide us with your significance assessment for the acquisition of IDVV and your analysis of whether you are required to file separate historical financial statements of IDVV and pro forma information required by Rule 8-04 and 8-05 of Regulation S-X, respectively; and
•	Please clarify how the assets and liabilities of IDVV were initially recognized by ModuLink Inc. given that the Stock Purchase Agreement dated January 22, 2025 and consummated February 10, 2025 involved entities that were not under common control. Please reference the authoritative accounting literature management relied upon.

Response: The Company acknowledges the Staff’s comment and respectfully provides the following response.

(i) Shell Company Assessment

The Company conducted an independent assessment of the shell company status of International Endeavors Corporation (“IDVV”) based on the definition of a “shell company” under Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act. For the years ended December 31, 2024 and the quarter ended March 31, 2025, IDVV did not have significant operations and therefore qualified as a shell company. A more detailed analysis supporting this conclusion is provided in our response to SEC Comment #4.

Pursuant to the Stock Purchase Agreement dated January 22, 2025, ModuLink Inc. and the Seller agreed that IDVV’s sole business, Witech, would be transferred back to the Seller. Following this transfer, IDVV retained no substantive business operations or realizable assets, further reinforcing our conclusion that IDVV qualified as a shell company prior to the transaction.

(ii) Significance Assessment

In accordance with Rule 1-02(w) of Regulation S-X, the Company evaluated the significance of the acquisition of IDVV using the asset, income and investment tests.

Asset Test: As of December 31, 2024 and March 31, 2025, IDVV reported unaudited total assets of $891,380 and $883,568, respectively. However, these assets were comprised almost entirely of Witech, which under the Stock Purchase Agreement dated January 22, 2025 was required to be transferred back to the Seller and subsequently disposed of for nil consideration on May 1, 2025. Management also assessed the recoverability of these assets as remote. Accordingly, such assets should have been fully written off as of December 31, 2024 (or earlier reporting periods, as appropriate). After adjustment, IDVV’s realizable assets were limited to cash of $7,812, representing 0% of MIL’s consolidated total assets.

Income Test: IDVV reported approximately US$59,000 and US$71,000 of annual revenues in each of the years ended December 31, 2023 and 2024. The management determined that such revenues were nominal, the associated accounts receivable were not collectible and should have been written off, and therefore the revenues were not indicative of meaningful ongoing operations. Further, after considering the absence of IDVV’s continuing operations, management determined that IDVV’s income from continuing operations was negligible and represented 0% of MIL’s consolidated revenue.

Investment Test: Under the terms of the Share Exchange Agreement dated March 28, 2025, the Company agreed to issue 2,356,712,066 shares of IDVV common stock at a valuation of $0.0034 per share to the shareholders of MIL, representing an aggregate purchase consideration of approximately US$8.0 million. By comparison, IDVV’s realizable assets as of December 31, 2024 were limited to $7,812. Using the reported balance sheet amounts of IDVV prior to impairment ($891,380 as of December 31, 2024), the investment test ratio would exceed 800%. When adjusted to reflect realizable assets, the ratio exceeds 100,000%.

Management also considered IDVV’s market capitalization. Based on the average trading price of $0.00036 during the last five trading days of February 2025 and 1,613,221,854 shares outstanding, IDVV’s implied market capitalization was approximately $581,000. This amount represents only a small fraction (around 7%) of the purchase consideration of approximately $8.0 million issued to the MIL shareholders. Given this insignificant proportion, together with IDVV’s lack of substantive operations and realizable assets, management concluded that market capitalization does not alter the overall significance assessment.

Based on the asset, income, and investment tests, the acquisition of IDVV was not significant under Rule 1-02(w).

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(iii) Application of Rule 15-01(e) and Reverse Recapitalization Guidance

In accordance with Rule 15-01(e) of Regulation S-X:

“After a shell company registrant… acquires a business that is its predecessor, the financial statements of the shell company for periods prior to consummation of the acquisition are not required to be included…”

In our case:

• IDVV qualified as a shell company prior to the acquisition;

• MIL has been determined to be the accounting acquirer and the ongoing operating business, and therefore the predecessor for financial reporting purposes. This determination results from the adoption of the accounting guidance for a Merger of Entities under Common Control and a Reverse Recapitalization, as described in Note 1 to the audited financial statements of IDVV for the years ended December 31, 2023 and 2024; and

• IDVV’s audited consolidated financial statements for the two most recent fiscal years and the interim period ended March 31, 2025 have been provided and retrospectively presented in Amendment No. 1 to Form 10 to reflect the reverse recapitalization appropriately.

Accordingly, consistent with Rule 15-01(e) and established SEC practice for reverse recapitalizations, separate audited financial statements of IDVV prior to the share exchange are not required. Given IDVV’s status as a shell company and absence of meaningful historical operations or realizable assets, such financial statements would not provide useful or relevant information to investors.

(iv) With respect to the acquisition of IDVV by ModuLink Inc. pursuant to the Stock Purchase Agreement dated January 22, 2025 and consummated on February 10, 2025, the transaction involved ModuLink Inc. acquiring the outstanding preferred shares of IDVV.

Under ASC 805-10-20, a “business combination” occurs when an acquirer obtains control of one or more businesses. For this definition to apply, the acquired set of activities and assets must meet the definition of a “business” under ASC 805-10-55-3A and meeting the requirements in paragraphs 805-10-55-4 through 55-6 and 805-10-55-8 through 55-9. Based on management’s assessment, the acquired preferred shares did not transfer to ModuLink Inc. an integrated set of activities and processes capable of producing outputs. Accordingly, the transaction was accounted for as a purchase of equity interests rather than as a business combination.

Because the transaction does not qualify as a business combination:

•The recognition and measurement principles of ASC 805 were not applicable, and the assets and liabilities of IDVV were therefore not remeasured or re-recognized in ModuLink Inc.’s financial statements as of the consummation date.

•The guidance in ASC 805-50 relating to common control transactions was also not applicable, as the Stock Purchase Agreement involved entities that were not under common control (ASC 810-10).

In addition, pursuant to the Stock Purchase Agreement, ModuLink Inc. and the Seller agreed that IDVV’s sole business, Witech, would be transferred back to the Seller. As a result:

•In accordance with ASC 205-20 (Discontinued Operations) and ASC 360-10 (Impairment or Disposal of Long-Lived Assets), the assets of IDVV associated with Witech were required to be classified as “held for sale” as of the agreement date.

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•Because these assets were subsequently disposed of to the Seller for nil consideration on May 1, 2025, they had no realizable value.

•Accordingly, such assets should have been fully written off in IDVV’s financial statements as of December 31, 2024 or in earlier reporting periods, as appropriate.

Therefore, ModuLink Inc. did not re-recognize IDVV’s assets or liabilities upon consummation. Instead, ModuLink Inc. recorded only its investment in IDVV’s equity interests, and therefore the stock purchase transaction has no impact on the financial statements of IDVV as of the consummation date on February 10, 2025.

3.

We also note you accounted for the Share Exchange as a transaction between entities under common control and that the historical financial statements of the registrant reflect those of MIL for all periods, which are presented with a retrospective presentation and combination of the consolidated financial statements as if the Share Exchange and disposal of the original business had occurred and the current group structure had existed at the beginning of the earliest reporting period presented. We further note that it appears that IDVV and MIL were not under the common control of Mr. Tam, Mr. Fu and Mr. Au-Yeung (“control group”) until February 10, 2025.

Please address the following:

•	Please tell us your basis in U.S. GAAP for excluding the original business of IDVV from the historical consolidated financial statements that include IDVV.
•	Please clarify for us who controlled MIL for all periods from January 1, 2023 to date. In your response, please clarify for us if ownership of MIL changed since January 1, 2023.
•	Please tell us your basis in U.S. GAAP for consolidating IDVV and MIL prior to February 10, 2025, the date it appears these entities became under common control of the control group.

Response: The Company acknowledges the Staff’s comment and respectfully provides the following response.

(i) Exclusion of Original IDVV Business from Historical Consolidated Financial Statements

As noted in our response to SEC Comment #4, IDVV qualified as a shell company prior to the consummation of the Share Exchange. Pursuant to the Stock Purchase Agreement dated January 22, 2025, ModuLink Inc. and the Seller agreed that IDVV’s sole operating business, Witech, would be transferred back to the Seller.

In accordance with ASC 205-20 (Discontinued Operations) and ASC 360-10 (Impairment or Disposal of Long-Lived Assets), the assets of Witech were required to be classified as held for sale as of the agreement date. Because these assets were subsequently disposed of to the Seller for nil consideration on May 1, 2025 and management had determined that their recoverability was remote, they had no realizable value and were required to be fully written off as of December 31, 2024 (or earlier reporting periods, as appropriate).

Accordingly, as of the consummation of the Share Exchange, IDVV had no substantive operations and no realizable assets. On this basis, IDVV met the definition of a “shell company” under Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act.

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The consolidated financial statements of IDVV have been prepared on the basis of common control accounting, as if control by the same control group had existed throughout the earlier reporting periods presented. Under ASC 805-50, retrospective combination of entities under common control is appropriate to provide meaningful continuity of financial reporting. Because the Witech operations were contractually transferred back to the Seller and did not remain under the continuing control of ModuLink or its shareholders, the historical results of Witech are excluded from the consolidated financial statements.

Conclusion: Based on the foregoing, the original IDVV business is excluded from the historical consolidated financial statements because (i) its assets had no realizable value and were disposed of for nil consideration, (ii) IDVV functioned solely as a shell company upon consummation of the Share Exchange, and (iii) under ASC 805-50, common control accounting requires presentation only of the ongoing operations that remain under the common control group.

(ii) Control of MIL

ModuLink Investment Limited (“MIL”) was incorporated on March 13, 2025 in the British Virgin Islands. On March 25, 2025, MIL completed a group restructuring through a share exchange transaction with the shareholders of ModuLink Corporation Limited (“MCL”), a company incorporated in Hong Kong. MIL, together with MCL and its subsidiaries and associated company (the “ModuLink Group”) had undertook a series of restructuring transactions prior to the Stock Exchange to consolidate the businesses ultimately controlled by Mr. Tam, Mr. Fu, and Mr. Au-Yeung (the “control group”). More details of the restructuring can be referred to Note 3 to the audited financial statements of IDVV for the years ended December 31, 2023 and 2024. As a result, the control group has maintained continuous control over the operations comprising MIL and its controlled entities from January 1, 2023 through the date of this filing.

Accordingly, the consolidated financial statements of IDVV and MIL have been prepared on the basis of common control accounting, as if control by the same control group had existed throughout the earlier reporting periods presented. This presentation is consistent with the guidance in ASC 805-50, which permits retrospective combination of entities under common control to provide meaningful continuity of financial reporting.

(iii) Basis in U.S. GAAP for Retrospective Presentation and Combination

We acknowledge the Staff’s observation that IDVV and MIL were not legally under common control of the control group until February 10, 2025. However, in evaluating the appropriate accounting treatment, management considered the following:

•	Reverse Recapitalization Guidance (ASC 805-40): Under ASC 805-40, when a non-operating public shell acquires an operating company, the accounting acquirer is deemed to be the operating company, and the transaction is accounted for as a reverse recapitalization rather than a business combination. In such cases, the historical financial statements of the shell company have no continuing relevance.
•	Substance over Form: Although the legal transfer of control did not occur until February 10, 2025, IDVV’s status as a shell company (with no substantive operations or realizable assets after Witech’s transfer) means that the only relevant ongoing business is MIL. Therefore, the retrospective presentation is consistent with the economic substance of the transaction.
•	SEC Precedent and Rule 15-01(e) of Regulation S-X: SEC practice consistently requires that, in a reverse recapitalization involving a shell registrant, the financial statements of the shell company are omitted for periods prior to the acquisition of the accounting acquirer. Rule 15-01(e) codifies this principle, confirming that financial statements of the shell registrant prior to consummation are not required.
•	Investor Relevance: Including the financial results of IDVV prior to the Share Exchange would present financial statements of an entity with no substantive business operations or realizable assets. This would not provide meaningful or decision-useful information to investors, whereas retrospective presentation of IDVV’s consolidated financial statements ensure continuity and transparency.

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Conclusion

Therefore, while IDVV and MIL were not legally under common control until February 10, 2025, the transaction is appropriately accounted for as a reverse recapitalization of a shell company under ASC 805-40. Consistent with U.S. GAAP, SEC guidance, and long-standing practice, the retrospective presentation of IDVV’s consolidated financial statements, as if the Share Exchange and disposal of IDVV’s original business had occurred at the beginning of the earliest period presented, is both appropriate and provides the most relevant information to investors.

4.

Notwithstanding the comments above, we note your view that IDVV (the registrant) qualified as a shell company prior to the acquisition, which appears contrary to information included in its December 31, 2024 annual report and March 31, 2025 quarterly report respectively published February 7, 2025 and April 28, 2025 on the OTC Markets website. Under the “Shell Status” section, both reports indicate the company was not a shell company and that its shell status had not changed since the previous reporting period. Additionally, the financial statements and related disclosure in both reports portray the company as actively operating. Lastly, we note that two promissory notes of IDVV were transferred pursuant to the Stock Purchase Agreement dated January 22, 2025. Please further explain how you determined it appropriate to omit separate financial statements of IDVV considering these facts.

Response: The Company acknowledges the Staff’s comment and respectfully provides the following response.

Shell Company Determination

While IDVV’s December 31, 2024 Annual Report and March 31, 2025 Quarterly Report filed on OTC Markets indicate that the Company was not a shell, the Company made a separate, independent assessment of its shell company status based on the definition of a shell company as specified under Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act for the years ended December 31, 2024 and the quarter ended March 31, 2025. Specifically, we evaluated whether during years ended December 31, 2024 and the quarter ended March 31, 2025, whether IDVV had:

•	No or nominal operations; and
•	Either:

o	No or nominal assets;
o	Assets consisting solely of cash and cash equivalents; or
o	Assets consisting of any amount of cash and cash equivalents and nominal other assets.

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According to the Annual and Quarterly Reports filed uploaded with the OTC Markets, IDVV’s extracted financial profile as of the below dates is as follows:

	Three Months Ended March 31, 2025	Year Ended December 31, 2024		Year Ended December 31, 2023

Revenue	$–	$70,674		$59,146
Operating Expenses	15,213	36,415		275,825	^
Debt Expense	–	250,000	*	–

Details of assets held for sale
Accounts Receivables	486,068	486,068		736,068	*
Fixed Asset – Acquisitions	250,000	250,000		250,000
Deferred Revenue Contract	100,000	100,000		100,000
Goodwill	47,500	47,500		47,500
	883,568	883,568		1,133,568
Impairment on assets	(883,568)	(883,568)		(1,133,568	)#
Assets held for sale	$–	$–		$–

Cash balance	–	7,812		37,064

^ Included in this amount were consulting expenses of $272,625, representing share-based payments to the former CEO and other parties for services rendered, which did not involve direct cash outflows.

* This amount included a $250,000 write-off of accounts receivable recorded by the former management for the year ended December 31, 2024.
# Management assessed the recoverability of the assets classified as held for sale and concluded that recovery was remote. Accordingly, all such assets should have been written off.

No or nominal operations

For the three months ended March 31, 2025, neither revenue nor operating expenses had been generated from the business operations. The expenses incurred during the same period for consulting of $8,755 and general & administrative of $6,458 were incurred in connection with maintaining listing status of IDVV.

For the years ended December 31, 2024 and 2023, IDVV reported revenues of $70,674 and $59,146, respectively. These revenues were nominal, and management determined that the associated accounts receivable were not collectible, which should have been written off. Operating expenses during the years ended December 31, 2024 and 2023 were minimal, consisting of $36,415 in 2024 and $3,200 in 2023, excluding non-cash share-based consulting payments to the former CEO and other parties. These low levels of expenditure further indicate the absence of a substantive operating business.

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Accordingly, aside from nominal and non-recurring items, IDVV had no meaningful business activities, employees, or operational infrastructure. This limited level of activity supports management’s conclusion that IDVV qualified as having only nominal operations.

Assets consisting of any amount of cash and cash equivalents and nominal other assets

The assets classified as held for sale represented all of the Company’s legacy assets accumulated in prior years, which were unrelated to the business operations for the year ended December 31, 2024. Management determined that the recoverability of these assets was remote. As of December 31, 2024, the assets held for sale comprised all of IDVV’s assets other than cash of $7,812.

Upon consummation of Share Exchange set forth in the Share Exchange Agreement dated March 28, 2025, there was nil balance of cash retained in IDVV and all the assets held for sale of the Company’s prior business (business of Raymond Valdez, the prior shell owner) were disposed simultaneously for no consideration in accordance with the terms of the Stock Purchase Agreement, dated January 22, 2025. Thus, the assets held for sale should have been fully written off as of December 31, 2024 (or earlier reporting periods, as appropriate).

Accordingly, the only asset of IDVV was cash of $7,812 as at December 31, 2024 and nil cash as at March 31, 2025.

These indicators collectively support the conclusion that IDVV had nominal revenue, no or nominal operating business activities, and no tangible assets at the time of acquisition on February 10, 2025.

Promissory Notes

We acknowledge the transfer of two promissory notes pursuant to the Stock Purchase Agreement dated January 22, 2025. These notes were considered in our analysis; however, they were financing instruments and not indicative of substantive operating activity. Their existence did not materially alter our conclusion regarding IDVV’s shell status.

Appropriateness to omit separate financial statements of IDVV

As analysis in the response of comment 3 above, the Share Exchange qualifies as a transaction between entities under common control. The appropriate accounting treatment under ASC 805-40-25-1 is to account for the transaction as a reverse recapitalization, whereby:

•	MIL is identified as the accounting acquirer;
•	IDVV, though the legal acquirer, is a non-operating public shell and is treated as the accounting acquiree;
•	The transaction is treated as a capital reorganization, not a business combination under the acquisition method;
•	The historical financial statements of the registrant reflect those of MIL for all periods presented.

This conclusion is supported by the SEC Financial Reporting Manual (FRM) Sections 12100, which confirms that reverse recapitalization should be accounted for as capital transactions, and that the financial statements of the accounting acquirer (i.e., MIL) should be presented for all periods.

In accordance with Rule 15-01(e) of Regulation S-X:

"After a shell company registrant... acquires a business that is its predecessor, the financial statements of the shell company for periods prior to consummation of the acquisition are not required to be included..."

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In our case:

•	IDVV qualifies as a shell company prior to the acquisition;
•	MIL is the accounting acquirer and ongoing operating business, and thus the predecessor for financial reporting purposes;
•	IDVV’s audited consolidated financial statements for the two most recent fiscal years and the interim period ended March 31, 2025 have been provided and retrospectively presented in Amendment No. 1 to Form 10 to reflect the reverse recapitalization appropriately.

Therefore, in line with Rule 15-01(e) and established SEC practice for reverse recapitalization, separate audited financial statements of IDVV prior to the Share Exchange are not required, nor would they provide useful or relevant information to investors, given the absence of historical operations.

Exhibits

5.	We note the response to prior comment 10 that you have an oral agreement, but no written agreement, with Leidenford Ltd. Please file a written description of the oral agreement. See Regulation S-K C&DI Question 146.04.

Response: The Company acknowledges the Staff’s comment and has revised page 64 and attached a description of the oral agreement with Leidenford Ltd. as Exhibit 10.10.

Very truly yours,

/s/ Wah Fu
Wah Fu
Chief Executive Officer and Director

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